FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

CERTAIN PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST
FOR CONFIDENTIAL TREATMENT AND HAVE BEEN MARKED WITH AN ASTERISK TO DENOTE
WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED
SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

VIA EDGAR

June 13, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
           Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”) Filed February 17, 2012 File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva”), set forth below are Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated May 24, 2012 to Eyal Desheh, Teva’s Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.

Item 5: Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 65

1.
Please refer to prior comment three and your response. If you have information for research and development expense by therapeutic class for generic and/or branded research and development expense, please provide us this information for the years ended December 31, 2010 and 2011. If you do not have this information, tell us separately for generic and branded research and development expense the therapeutic classes represented in 2010 and 2011 and any classes that you believe qualitatively represent a significant concentration.

New York    Washington    Paris    London    Milan    Rome    Frankfurt    Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Jim B. Rosenberg
Securities and Exchange Commission
June 13, 2012

Below is a breakdown, by therapeutic class, of Teva’s branded research and development expense (U.S. dollars in millions):

		Year Ended December 31,
		2011	2010
Branded Net R&D	*

As noted in our previous response letter of April 23, 2012, and particularly in light of the substantially enhanced disclosure regarding Teva’s branded research and development expense by stage of development set forth in such letter, we do not believe that providing a further breakdown of Teva’s branded R&D efforts by therapeutic class would provide information that is material to  investors.

Teva does not have a comparable breakdown by therapeutic class for its generic research and development expense. Teva does not allocate generic R&D resources by therapeutic class; instead, it funds generic R&D projects based on the available product opportunities, independent of therapeutic class, as the patents relating to the corresponding branded products either expire or may be challenged.  As such, Teva neither tracks such information, nor does it think such information is meaningful to investors.  Accordingly, any concentration within a therapeutic class in any year would be coincidental and thus not qualitatively significant.

Supplemental Non-GAAP Income Data, pages 68 through 72

2.
Please refer to prior comment five. We acknowledge the explanations in your response. Your disclosure of non-GAAP measures and reconciliation do not comply with Item 10(e) of Regulation S-K. In this regard, your disclosure uses titles or descriptions of non-GAAP financial measures that are the same as titles or descriptions used for GAAP financial measures, the reconciliations do not provide clear explanation of each reconciling item for each non-GAAP measure and the reconciliations include items that are not identified as non-GAAP measures on page 69 such as cost of sales, research and development expenses-net, selling and marketing expenses, general and administrative expenses, legal settlements, acquisition, restructuring and other expenses and impairment, financial expenses- net, provision for income taxes and basic earnings per share attributable to Teva.

______________________________
*	Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested with respect to this omitted information.

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Jim B. Rosenberg
Securities and Exchange Commission
June 13, 2012

•
Please provide us revised disclosure to be included in future filings that revises the titles you use for non-GAAP measures in the table on page 69 so they are not the same or confusingly similar to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Exclude from this presentation net revenues since this is GAAP measure, as there are no reconciling items.

•	Please confirm that you will delete the reconciliations on pages 70, 71 and 72 in future filings.

•
Please provide us reconciliations to be included in future filings for each non-GAAP measure you identify in complying with the first bullet above for each period presented to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP that explains and quantifies each reconciling item.

•
Please confirm that you will conform future non-GAAP disclosures not filed but otherwise made public or furnished to the Commission so as to comply with Regulation G, or tell us how you meet the conditions in section 244.100(c) of Regulation G that would cause Regulation G not to apply to your non-GAAP disclosures.

Attached as Appendix I hereto is a revised Supplemental Non-GAAP Data section, to be included with the applicable updated textual disclosure and numbers in future filings commencing with Teva’s Form 6-K with respect to its quarter ending June 30, 2012 (the “2Q Form 6-K”).  The textual discussion in this revised presentation is substantially the same as that included in Teva’s 2011 Form 20-F, other than minor changes to the introductory paragraph at the beginning (including to refer to a single “table” instead of “tables”), with the tables previously included on pages 69-72 of the 2011 Form 20-F replaced with the new tabular presentation.  After considering alternative presentation formats, including separate reconciliation tables for each non-GAAP measure, Teva believes that the attached single table presentation communicates the non-GAAP financial information and related reconciliations in a way that is most useful to, and reader-friendly for, investors, while minimizing any chance of confusion.

In response to the specific bullet points above:

•
The revised presentation included in Appendix I has clearly labeled columns as to the GAAP and non-GAAP numbers.  To further minimize any chance of confusion, we have added the following new introductory sentence immediately preceding the table:

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Jim B. Rosenberg
Securities and Exchange Commission
June 13, 2012

          The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

•
As requested, the revised presentation eliminates several previously included line items (net revenues, provision for income taxes and weighted average number of shares), leaving the presentation with only four line items. (We note, for the Staff’s reference that, as previously disclosed in the 2011 Form 20-F, the non-GAAP weighted average number of shares differed somewhat from the corresponding GAAP measure in 2009.  However, subsequent to 2009, there is no non-GAAP adjustment to these share numbers and the updated presentation to be included in Teva’s 2Q Form 6-K will be simplified accordingly to eliminate this line item.)

•
As noted above, the proposed presentation included in Appendix I will replace the current presentation of the GAAP/non-GAAP reconciliations (included on pages 70, 71 and 72 in Teva’s 2011 Form 20-F), commencing with Teva’s 2Q Form 6-K.

•
The revised presentation includes a reconciliation with respect to each remaining non-GAAP measure.  We note that, as discussed with the Staff last week, rather than include a duplicative EPS reconciliation, we have clearly stated in a footnote how non-GAAP EPS can be derived from the adjustments presented in the table.

•	On behalf of Teva, we hereby confirm that its future non-GAAP disclosures not filed but otherwise made public or furnished to the Commission will comply with the applicable provisions of Regulation G.

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Jim B. Rosenberg
Securities and Exchange Commission
June 13, 2012

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:	Mary Mast (SEC)
Frank Wyman (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

APPENDIX I
Supplemental Non-GAAP Data

The table on the following page below presents supplemental non-GAAP data, in U.S. dollar terms and as a percentage of net revenues, which we believe facilitates an understanding of the factors affecting our business. In this table, we exclude the following amounts:

	Year Ended December 31,
	2011	2010	2009

	U.S. dollars in millions
Amortization of purchased intangible assets	706	527	485
Expense in connection with legal settlements and reserves	471	2	434
Inventory step-up charges	352	107	302
Impairment of long-lived assets	201	124	110
Restructuring and other expenses	192	260	90
Costs related to regulatory actions taken in facilities	170	-	-
Acquisition expenses	37	24	4
Purchase of research and development in process	15	18	23
Financial (gain) expenses related to hedging of the acquisition and other	-	71	(8)
Net of corresponding tax benefit	(465)	(330)	(411)

The data so presented — after these exclusions — are the results used by management and our board of directors to evaluate our operational performance, to compare against work plans and budgets, and ultimately to evaluate the performance of management. For example, each year we prepare detailed work plans for the next three succeeding fiscal years. These work plans are used to manage the business and are the plans against which management’s performance is measured. All such plans are prepared on a basis comparable to the presentation below, in that none of the plans take into account those elements that are factored out in our non-GAAP presentations. In addition, at quarterly meetings of the Board at which management provides financial updates to the Board, presentations are made comparing the current fiscal quarterly results against: (a) the comparable quarter of the prior year, (b) the immediately preceding fiscal quarter and (c) the work plan. Such presentations are based upon the non-GAAP approach reflected in the table below. Moreover, while there are always qualitative factors and elements of judgment involved in the granting of annual cash bonuses, the principal quantitative element in the determination of such bonuses is performance targets tied to the work plan, and thus tied to the same non-GAAP presentation as is set forth below.

    In arriving at our non-GAAP presentation, we have in the past factored out items, and would expect in the future to continue to factor out items, that either have a non-recurring impact on the income statement or which, in the judgment of our management, are items that, either as a result of their nature or size, could, were they not singled out, potentially cause investors to extrapolate future performance from an improper base. While not all inclusive, examples of these items include: legal settlements and reserves, purchase accounting expense adjustments related to acquisitions, including adjustments for write-offs of R&D in-process, amortization of intangible assets and inventory “step-ups” following acquisitions; restructuring expenses related to efforts to rationalize and integrate operations on a global basis; financial hedging expenses in connection with the ratiopharm acquisition; material tax and other awards or settlements—both in terms of amounts paid or amounts received; impairment charges related to intangible and other assets such as intellectual property, product rights or goodwill; the income tax

(i)

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

effects of the foregoing types of items when they occur; and costs related to regulatory actions taken at our facilities (such as uncapitalized production costs, consulting expenses or write-offs of inventory related to remediation). Included in restructuring expenses are severance, shut down costs, contract termination costs and other costs that we believe are sufficiently large that their exclusion is important to understanding trends in our financial results.

    These data are non-GAAP financial measures and should not be considered replacements for GAAP results. We provide such non-GAAP data because management believes that such data provide useful information to investors. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies. These non-GAAP financial measures are presented solely to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of acquisition, merger-related, restructuring and other charges, and may not provide a comparable view of our performance to other companies in the pharmaceutical industry.

(ii)

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Investors should consider non-GAAP financial measures in addition to, and not as replacements for, or superior to, measures of financial performance prepared in accordance with GAAP.

    The following table presents the GAAP measures, the corresponding non-GAAP amounts and related non-GAAP adjustments for the applicable periods:

		Year Ended December 31,
		2011				2010				2009
		U.S. dollars in millions (except per share amounts)
		GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues	GAAP	Non-GAAP Adjustments	Non-GAAP	% of Net Revenues
	Gross profit1	9,515	1,190	10,705	58.5%	9,065	604	9,669	60.0%	7,367	752	8,119	58.4%
	Operating income1,2	3,109	2,144	5,253	28.7%	3,871	1,062	4,933	30.6%	2,405	1,448	3,853	27.7%
	Net income attributable to Teva1,2,3	2,759	1,679	4,438	24.2%	3,331	803	4,134	25.6%	2,000	1,029	3,029	21.8%
	Diluted earnings per share4	3.09	1.88	4.97		3.67	0.87	4.54		2.23	1.14	3.37
	_______________________
(1)	Amortization of purchased intangible assets		668				497				450
	Costs related to regulatory actions taken in facilities		170				—				—
	Inventory step-up charges		352				107				302
	Gross profit adjustments		1,190				604				752

(2)	Amortization of purchased intangible assets		38				30				35
	Purchase of research and development in process		15				18				23
	Restructuring and other expenses		192				260				90
	Impairment of long-lived assets		201				124				110
	Legal settlements expense and reserves		471				2				434
	Acquisition expenses		37				24				4
			954				458				696

	Operating profit adjustments		2,144				1,062				1,448

(3)	Financial hedging expenses						102
	Gain from sale of marketable securities and auction rate securities that were previously impaired						(31)				(14)
	Impairment of financial assets										6
	Tax benefit		(465)				(330)				(411)
			(465)				(259)				(419)
	Net income adjustments		1,679				803				1,029

(4)
The weighted average number of shares was 893, 921 and [896] million for the years ended December 31, 2011, 2010 and 2009, respectively.  Non-GAAP earnings per share can be reconciled with GAAP earnings per share by dividing each of the amounts included in footnotes 1-3 above by the applicable weighted average share number.

(iii)

FOIA CONFIDENTIAL TREATMENT REQUEST
BY TEVA PURSUANT TO 17 C.F.R. § 200.83

Non-GAAP Effective Tax Rate

The provision for non-GAAP taxes for 2011 amounted to $592 million on pre-tax non-GAAP income of $5.1 billion. The provision for taxes in the comparable period of 2010 was $613 million on pre-tax income of $4.8 billion, and in 2009, was $577 million on pre-tax income of $3.6 billion. The non-GAAP tax rate for 2011 was 12% as compared to 13% in 2010 and 16% in 2009. The lower annual non-GAAP effective tax rate for 2011 as compared to 2010, was primarily the result of differences in the mix of products (both type and location of production) sold in these years. In general, we benefit more from tax incentives on products for which we also produce the API.

(iv)